UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of Nasus Pharma Ltd. (the “Company”) includes: (i) the Company’s condensed consolidated unaudited interim financial statements as of and for the six months ended June 30, 2026, attached as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2026, attached as Exhibit 99.2; and (iii) a press release issued by the Company on August 17, 2026 titled “Nasus Pharma Reports First Half 2026 Financial Results and Provides Business Update”, which is attached hereto as Exhibit 99.3.

Incorporation by Reference

This Report on Foreign Private Issuer on Form 6-K (other than the second paragraph of Exhibit 99.3 furnished herewith) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Condensed Consolidated Unaudited Interim Financial Statements as of and for the Six Months Ended June 30, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation as of and for the Six Months Ended June 30, 2026.
99.3	Press Release dated August 17, 2026 titled “Nasus Pharma Reports First Half 2026 Financial Results and Provides Business Update”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: August 17, 2026	By:	/s/ Brendan O’Grady
	Name:	Brendan O’Grady
	Title:	Chief Executive Officer